EXHIBIT 12
INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006
(Dollars in thousands)

	2007		2006
	(Unaudited)
Earnings:
Net Income	$119,160		$148,076
Add:
Provision for income taxes	68,338		70,833
Fixed charges	393,716		346,471
Less:
Capitalized interest	(11,174)		(13,504)

Earnings as adjusted (A)	$570,040		$551,876

Fixed and preferred stock dividends:
Preferred dividend requirements	$1,419		$1,314
Ratio of income before provision for income taxes to net income	157%		148%

Preferred dividend factor on pretax basis	2,228		1,945
Fixed Charges:
Interest expense	381,758		332,206
Capitalized interest	11,174		13,504
Interest factors of rents	784		761

Fixed charges as adjusted (B)	393,716		346,471

Fixed charges and preferred stock dividends (C)	$395,944		$348,416

Ratio of earnings to fixed charges (A) divided by (B)	1.45	x	1.59	x

Ratio of earnings to fixed charges and preferred stock dividends (A) divided by (C)	1.44	x	1.58	x